Filed Pursuant to Rule 433

Registration No. 333-180488

Autocallable Market-Linked Step Up Notes Linked to the Worst of Two Energy Sector Stocks
Issuer	Bank of America Corporation (“BAC”)
Principal Amount	$10.00 per unit
Term	Approximately three years, if not called
Market Measure	The common stocks of Schlumberger Limited (NYSE symbol: “SLB”) and Exxon Mobil Corporation (NYSE symbol: “XOM”) (each, an “Underlying Stock”)
Automatic Call	The notes will be called automatically on any Observation Date if the closing price of each Underlying Stock is equal to or greater than its Call Level
Call Levels	With respect to each Underlying Stock, 100% of its Starting Value
Observation Dates	Approximately one year and two years from the pricing date
Call Amounts	$12.00 per unit if called on the first Observation Date and $14.00 per unit if called on the second Observation Date
Payout Profile at Maturity

•    If the price of the Worst Performing Stock is flat or increases up to its Step Up Value, a return equal to the Step Up Payment

•    If the price of the Worst Performing Stock increases above its Step Up Value, a return equal to the percentage increase in the price of the Worst Performing Stock

•    1-to-1 downside exposure to decreases in the price of the Worst Performing Stock, with up to 100% of your principal at risk

Worst Performing Stock	The Underlying Stock with the lowest percentage change from its Starting Value to its Ending Value
Step Up Values	With respect to each Underlying Stock, [125% to 131%] of its Starting Value, to be determined on the pricing date
Step Up Payment	[$2.50 to $3.10] per unit, a [25% to 31%] return over the principal amount, to be determined on the pricing date
Threshold Values	With respect to each Underlying Stock, 100% of its Starting Value
Interest Payments	None
Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/70858/000119312515046049/d870199d424b2.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest.

Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•	If your notes are not called prior to maturity, your investment may result in a loss; there is no guaranteed return of principal.
•	If called, your return on the notes is limited to the applicable Call Premium.
•

Payments on the notes are subject to the credit risk of BAC, and actual or perceived changes in the creditworthiness of BAC are expected to affect the value of the notes. If BAC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.

•	The initial estimated value of the notes on the pricing date will be less than their public offering price.
•	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.
•	We do not control any Underlying Company and are not responsible for any disclosure made by any Underlying Company. The Underlying Companies will have no obligations relating to the notes.
•	The payment on the notes will not be adjusted for all corporate events that could affect the Underlying Stocks.
•	You will have no rights of a holder of the Underlying Stocks, and you will not be entitled to receive shares of the Underlying Stocks or dividends or other distributions by any Underlying Company.
•	The notes are subject to the risks of each Underlying Stock, not a basket comprised of the Underlying Stocks, and you will not benefit in any way from the performance of the better performing stock.
•	The Underlying Stocks are concentrated in one sector, and adverse conditions in the energy sector may reduce your return on the notes.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

Bank of America Corporation (BAC) has filed a registration statement (which includes a prospectus) with the Securities and Exchange Commission (SEC) for the notes that are described in this Guidebook. Before you invest, you should carefully read the prospectus in that registration statement and other documents that BAC has filed with the SEC for more complete information about BAC and any offering described in this Guidebook. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. BAC’s Central Index Key, or CIK, on the SEC website is 70858. Alternatively, Merrill Lynch will arrange to send you the prospectus and other documents relating to any offering described in this document if you so request by calling toll-free 1-800-294-1322. BAC faces risks that are specific to its business, and we encourage you to carefully consider these risks before making an investment in its securities.